UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 19, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITEIS EXCHANGE ACT OF 1934

Juno Therapeutics, Inc.

File No. 005-88476 – CF #32712

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      Celgene Corporation and Celgene RIVOT Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibit to a Schedule 13D filed on July 8, 2015 relating to their beneficial ownership of common shares of Juno Therapeutics, Inc.

      Based on representations by Celgene Corporation and Celgene RIVOT Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 2   through June 29, 2025

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary